Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


                              WRITTEN STATEMENT OF
                                 PAUL M. TELLIER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CANADIAN NATIONAL RAILWAY COMPANY

                     BEFORE THE SURFACE TRANSPORTATION BOARD
                                       IN
                              STB EX PARTE NO. 582
                    PUBLIC VIEWS ON MAJOR RAIL CONSOLIDATIONS

                             Filed February 29, 2000

         Good morning. My name is Paul M. Tellier. I am President and Chief Executive Officer of the Canadian National Railway Company ("CN") and its affiliates, which include, in the United States, the Illinois Central Railroad ("IC") and the Grand Trunk Western Railroad, Incorporated ("GTW"), among others. I am very pleased to appear before you, on behalf of CN, to offer our views regarding major rail consolidations and the present and future structure of the North American railroad industry.

         CN welcomes this inquiry, especially your focus on the needs of rail shippers. We have been making a similar inquiry of our customers, as we discuss with them our proposal to combine with Burlington Northern Santa Fe Railway ("BNSF").

         Our shippers do not want service problems like those that followed the UP/SP merger and the break-up of Conrail. They have repeatedly given us that message, and CN fully understands their concerns on this score. No rail consolidation should inflict costly and infuriating service disruptions on the shippers who are supposed to benefit from promised efficiencies. We at CN always strive to be responsive to our shippers, and these concerns present no exception. That is why we have proposed a transaction to improve service and agreed to guarantee, at a minimum, our shippers' current level of service.

         As you have now had several occasions to indicate, today's hearing is separate and apart from the upcoming control proceeding concerning the proposed combination between CN and BNSF. But I want to assure you both that our control application will address all of the issues you identified in your first decision in the control proceeding, and that we also plan to take into account of these proceedings. If, as a result of these proceedings, the Board takes any further action that bears on our proposed transaction, we hope that you will do so in time for us to respond to your concerns in our application. Otherwise, we hope that you will provide a later opportunity in our control proceeding for us and all other interested parties to address any such additional concerns.

I.       Introduction and Summary

         You have identified a broad range of issues as the subject of this proceeding and I hope to touch on all of them. After these introductory remarks, I will take up your questions regarding the proper timing of proposed large railroad consolidations. Next, I will focus on speculation regarding the strategic responses that other railroads have indicated they might take. Finally, I will turn to your future-looking questions regarding 1) the proper regulatory focus for the future, 2) the possibility that the major North American railroads might ultimately consolidate into two transcontinental systems, and 3) the overall effect that further consolidations or other developments may have on the financial condition of the industry and its ability to provide the service shippers want at reasonable prices.

         A.  The Public Interest

         Let me suggest a framework for today's discussions. As you know, Congress has determined that the measure of a proposed transaction is whether it is consistent with the public interest, and it refined and reaffirmed this statutory directive less than five years ago. The public interest inquiry, in turn, has several parts, including the effects of a transaction on safety, the environment, employees, and competitive services for shippers. As I address each of your questions, I will do so with this public interest principle in mind, paying particular attention to the public interest in improved service to shippers.

         Adherence to the public interest standard, by both this Board and its predecessor, has been instrumental to the revived strength of the North American railroad industry. However, we are now past the point where we are concerned about the immediate financial failure of railroads. In the 20 years since the Staggers Act, the public interest has shifted, from concerns about industry failure to ever-increasing demands for improved quality. We should all realize that we have now entered the next stage of railroad development - enhancing service to regain a portion of the transportation market that railroads have lost to other, more service oriented modes. Now is the time to focus the public interest inquiry on whether a transaction will lead to better service in markets that will be affected.

         B.  The Public Interest Protects Competition, Not Competitors

         In enacting the public interest standard for the approval of control transactions, Congress did not want the Board to protect competing railroads from competition. Instead, the Rail Transportation Policy instructs that the Board is to "ensure the development and continuation of ... effective competition among rail carriers."

         Thus, much of the Board's attention in control proceedings has been focused, quite properly, on determining whether a proposed transaction will be good for shippers, consumers and the economy, by ensuring that it not have an adverse effect on competition. The resulting competition has forced rail service costs and average prices down radically.

         The recent service failures of UP, NS and CSX have distracted attention from this underlying progress. However, we all know that the capacity of the industry to provide better service has improved dramatically since passage of the Staggers Act. And I believe that the best way to assure that this capacity is utilized to actually improve service in both the long and short run is to enhance competition that will stimulate improvement, not to declare a moratorium on competition and all of its benefits.

         Nonetheless, railroads continue to encourage the Board to shield them from the rigors of the competitive marketplace. Some of these efforts have been quite clever. But the Board has always seen protectionist requests for what they are and rebuffed them with the reminder that the Board exists to protect competition from what a railroad might do, not to protect railroads from what competition might do.

         I focus on this aspect of the public interest inquiry because, despite your resolve to protect competition but not competitors, you are again being beseeched by rail competitors seeking a safe harbor from competition. After CN and BNSF announced their combination, four Class I railroads placed full-page ads in major newspapers across the country suggesting that you delay your consideration and approval. These ads linked the request for delay to the same speculation that many prior rail control transactions have prompted: What further consolidations will our industry see? Will they result in only two transcontinental railroad systems in North America?

         The proponents of delay argue that these speculative questions have to be answered, and answered with some certainty, before the BNSF/CN combination should be allowed to go forward. While I will elsewhere address this argument in the context of the issues that you have raised in this proceeding, I hope we can agree on one preliminary point. Even though these speculative questions may be worthy of debate, the notion that any further consolidation - no matter how beneficial - must be put on hold during that debate is contrary to the public interest. Instead, we need to address matters affecting the public interest when and where they arise. If a particular transaction poses a structural issue that is a real and immediate consequence of that transaction, then the place to address it, on the basis of facts on the record, is the public interest inquiry that Congress created just for that purpose. If the structural issue will arise by virtue of a transaction proposed by actions of others, then the proper place to address that issue is when that transaction is brought before the Board. And if the structural issue is inherent in the nature of the industry, then it should be resolved in legislation or notice-and-comment rulemaking that implements legislation that addresses such inherent structure issues. But let us not stop progress that will on balance benefit the public interest while we sort out these general concerns.

C.       The Ultimate Choice:  Progress vs. Stagnation

         Many who appear before you today will present what I believe are false choices: progress vs. good service; progress vs. enhanced competition; progress vs. the maintenance of economically sound regulation, and progress vs. stability. These are not real choices. The real choice is between progress and stagnation.

         We can only grow the rail industry through continuous improvement of the range and quality of our services. We can do so without restraining competition, without interim adverse service consequences, without impairing our access to capital, and without re-regulation. This requires only that we make sure that specific attempts to improve service create benefits without offsetting the detriments. That requires us all to pay attention to the facts presented by real transactions, and to address realities rather than vague concerns and hypothetical situations.

         By the same token, improvements are an inherently destabilizing force. The status quo is not providing the service improvements that shippers demand, and thus, to the extent that it provides poor service, the status quo should be changed. Improvements may create temporary competitive uncertainties that may be temporarily reflected in matters such as individual company stock prices, but the lesson of the modern economy is that changes in the status quo must be tolerated if industry is to achieve lasting benefits. Indeed, government has proven incapable of addressing issues such as short-term stock swings, which reflect only the fact that improvement efforts are underway but not yet complete.

         We cannot, however, get better in the short or long run if we put a moratorium on rail progress while we wait for those who are not yet prepared. The market for transportation services is not waiting. If we wait, we will all get a smaller and smaller piece of that market as customers pursue alternatives to rail transportation.

II.      The Timing of BNSF/CN And Other Potential Combinations

         Several of your questions regard the timing of major new rail consolidations. They ask implicitly whether there should be a moratorium on new consolidations while the carriers with service problems take some time to solve them. This timing issue is important, and I will address it first. My short answer is that those who have service problems should solve them. Those who are providing good service and have proposed to improve service through consolidation should be allowed to proceed to a hearing on the merits as quickly as possible.

         A.       The Timing of the BNSF/CN Combination

         We will address our combination at length in our application for Board approval. Let me just briefly outline here what led to our decision to act when we did. In large part, the timing of the BNSF/CN combination follows from the development of the industry under the Staggers Act. We have just been through an era of unrelenting cost-cutting and shrinkage, initiated and promoted by Congress and this Board, that dramatically increased railroad efficiency for the benefit of shippers and shareholders. That era, however, has largely ended. Now, our customers can be the beneficiaries of a new railroad paradigm that emphasizes responsible growth and responsive customer service.

         Let me tell you what I mean by responsible growth. Our industry will stagnate and deteriorate if it does not continue to grow by providing more and better services to our customers. For customers who rely entirely on railroads, we have to provide service that keeps them competitive in a global economy. The vast majority of our customers, however, have a choice between railroads and other modes. For them, we have to make rail a better choice of transportation than the other modes. The other modes have the largest share of the market, and we need to capture a part of their share if we are to stay in business. Finally, for both groups of customers, we need to make rail transportation a facilitator of shipper efforts to improve patterns of production and distribution so that rail will always be an attractive alternative in this dynamic, multi-dimensional economy.

         Responsible growth is growth that helps meet these challenges efficiently without harm to the public interest. It is the model for the combination of BNSF and CN. We need to proceed with our transaction so that we can serve our customers better. There is no other reason for our combination. The timing is appropriate because we have no serious ongoing service failures. There is no reason for us to pause before doing something to improve our ability to retain and add customers.

         Our combination will afford competitive transportation advantages to our customers at lower cost. Most important, it will do so without service disruption, without additional corporate debt, without interfering with the operations of our connections, without adverse effects on the environment, and with minimal impact on employees because most changes can be handled through attrition. At the same time, we can improve the safety of our operations. Indeed, when we file our application you will see that our essentially end-to-end transaction, which creates no new debt, is good for shippers, competition, and the transportation system.

         We are so confident in our ability to otherwise increase our efficiencies that we will guarantee our customers no diminution in either service or rail competition. These guarantees ensure that ours is a good transaction for the railroad industry, shippers, the economy, and the shareholders of CN and BNSF.

         In sum, CN sees our transaction as the appropriate next step in the incremental strengthening of our industry. The sooner we can deliver the benefits of our transaction the better it will be. Serious delay will mean that we and our customers fall further behind in our continuous race to remain competitive

         B. Our Railroad Opponents Have Raised Timing Concerns To Secure Inappropriate Protection From Competition

         Other railroads have cast the issue of timing in a very different light. They are our competitors, and they fear the increased competition that our combination will bring. Their newspaper ads and other public statements have therefore raised the timing issue as a means to delay our transaction and gain protection from that competition.

         When these newspaper ads call for a merger moratorium, the other railroads' protection from immediate competition is explicit. Protectionism is also present, albeit less obvious, in the demand for answers to speculative questions about the industry's ultimate structure. Those questions have been raised with every major control transaction of the past decade. They have never admitted of definitive answers, and definitive answers cannot realistically be expected now. The demand for answers before our combination can proceed is just a part of these railroads' strategy to delay stiffer competition in the rail industry. Indeed, these other railroads are not proposing anything that would improve or even change the structure of the industry; they just want to delay change until they can recover from their own service difficulties and strengthen their position as to any further mergers.

          These other railroads especially want delay because they have no hope of defeating our control application on the merits. If you have a hearing, they will have the opportunity to address the merits of our application. But they don't expect to defeat it. That is why, in all of the rhetoric that they have launched since our announcement, they have never even suggested that the BNSF/CN combination will fail the public interest test.

         Instead of asking for denial, these railroads ask the Board to delay consideration and approval of our control application. But if there is no reason for you to deny the BNSF/CN combination, there is also no reason to delay our efforts to enhance service to our shippers.

         The proponents of protectionist delay do not claim that a combined BNSF-CN might be anti-competitive. Instead, they claim that it is too competitive. Therefore, they say, (1) our combination will force them to engage in their own merger transactions, (2) they are not yet ready to engage in further mergers, and (3) as a consequence, none of these consolidations - neither ours nor theirs - should be acted upon until all these other railroads are ready. Put another way: they say that the BNSF/CN transaction must be delayed, regardless of its merits and regardless of the ability of a combined BNSF/CN to integrate smoothly, because these other railroads are afraid. They fear that they will not be able to manage their own reactive mergers consistently with the public interest, if they, their shareholders, and this Board conclude that such mergers are warranted.

         Dick Davidson, the CEO of Union Pacific, summed up this argument well when he reportedly told securities analysts recently that UP needed to "give our customers a rest before we mistreat them again." Delay the CN and BNSF combination, goes the argument, so that UP and the other railroads won't prematurely enter into combinations that will hurt their shippers.

         This approach is unique, but that does not make it plausible. For example, it ignores the reality of delay that is already occasioned by the need for regulatory review. Thus, although we forged our combination agreement in the winter of 1999, we will not be able to implement the BNSF/CN transaction before the summer of 2001. That will be five years after UP began implementing its merger with SP, and two years after CSX and NS divided and began to operate the former Conrail properties. Even if you were to accept the proposition that the protection of competitors from intensified competition for any period of time is in the public interest - a dubious proposition, at best - the question remains: how much more time do these other railroads need? None of these carriers has announced that it will not have solved its problems well before the summer of 2001.

         In the end, competitors' problems provide no grounds for delaying our transaction in this combination. The public interest does not afford these railroads a right to apply to the Board for protection from their own errors. And the fact that UP, CSX, and NS have had serious service problems is not a rational basis for denying our shippers the efficiencies of a combined BNSF/CN. You should not let those who have stumbled in providing value to their shareholders, and have harmed their shippers, use the regulatory process to protect themselves from the competitive consequences.

         Nor should the Board find that our competitors' failures have earned them the right to control our strategic agenda and opportunities through the regulatory process. That would be the opposite of the "fair . . . regulatory decisions" that Congress required in the Rail Transportation Policy. The interests of our competitors present no principled basis for overriding the judgments of CN's management, its shareholders, and the capital markets. Even the appearance of such a result would taint the integrity of the important but circumscribed regulatory process only recently reaffirmed by Congress.

         In sum, the uniqueness of the railroads' argument in favor of delay does not disguise the dangerous protectionism that underlies it. Nor can uniqueness dignify the extraordinary argument that, because these other railroads have failed in executing problem-free implementation, the government should intervene to make sure that healthy competition is not allowed to provide benefits in the marketplace.

         C. There Is No Bad Time For A Good Consolidation, Just As There Is No Good Time For A Bad Consolidation.

         Only a fair, prompt hearing on our application will allow you to decide which kind of transaction we are proposing - a good combination or a bad combination. As you would expect, we believe that our application will demonstrate that our combination will provide great benefits to the shipping public. If, however, after a hearing, you disagree, you could promptly impose appropriate conditions to insure the public interest, or deny our transaction outright. That is what Congress called for in the Rail Transportation Policy, when it provided for the "expeditious handling and resolution of all [Board] proceedings."

         On the other hand, if we are right - and I think that you will see from our application that we are right - a delay in our combination would be to frustrate and disserve the public interest, Public benefits to shippers and others amounting to tens of millions of dollars for every month would be denied.

         A fair hearing delayed is a fair hearing denied. For that reason, our railroad opponents hope that you will delay a fair hearing on our combination, at least until they feel that they are more ready to respond to it. They would prefer not to tighten their operations with an eye towards increasing efficiency; delay will free them from the need to meet our new efficiencies with new efficiencies of their own. That is protectionism on its face, and you ought to reject it as such.

         There can be no legitimate reason for these other railroads to get more than the normal review period free from the additional competition that our combination will bring. Indeed, the merger moratorium they seek would raise obvious antitrust concerns if it were achieved purely by agreement, outside the context of the Board's procedures. The Board should neither abet this kind of anti-competitive collusion nor bless it with the cloak of regulatory approval, especially when the Rail Transportation Policy mandates that the Board "ensure effective competition" between rail carriers.

         The railroad proponents of delay have suggested only one basis for an industry-wide merger moratorium. "Now is the time to concentrate on existing opportunities to improve service rather than on further consolidation," states their ads. Yet we know of nothing that prevents these other railroads from concentrating on improving their service, except, perhaps, the great energy they have recently expended on their concerted effort to stop us from getting better. On the other hand, I am proud to say that CN has been concentrating on existing opportunities to improve service. Those are the efforts that have made CN the most efficient railroad in North American today and made us the leader in providing shareholder value in the last three years.

         CN is the efficiency leader because we feel compelled to try and meet our customers' demands. For the same reason, we are now compelled to further improve our service. We have proposed doing so by entering into an end-to-end combination with the second most efficient railroad in the industry, without the introduction of any new debt. This is precisely the point of evolution where combinations are most appropriate. Our two companies have demonstrated the ability to manage themselves, and we have achieved the network efficiencies allowed by our current size. We have also demonstrated our ability to operate safely. A combination is the appropriate way to extend our capabilities further
- again, in order to improve our service to our shippers, which we are willing to back up with service guarantees.

         For every day our combination is delayed, shippers will be denied the benefits of our combination, all for no legitimate reason. Other shippers would be deprived of the benefits that derive from having their railroads subjected to the greater discipline of a more intensely competitive marketplace. The fact that other railroads haven't been providing reliable, cost-effective service to their shippers should not lead you to penalize those of us who are doing so and who want to do even better.

         D. On The Whole, Shippers Are Not Concerned About The Timing of the BNSF/CN Transaction. They Are Concerned About The Potential Response Of Our Opponent Railroads.

         At this point, you may well ask "if this is about protecting the four least efficient railroads, why are so many shippers concerned about the timing of the BNSF/CN combination?" This is a good question. We do not know what most of the shippers who will appear in this proceeding will say. But we have interviewed a large number of our shippers and reviewed the letters in the file of this proceeding and Docket No. 33842. On this basis, we believe that most shippers are not really concerned about BNSF and CN. Rather, they are worried about the performance of the other railroads and what these other railroads have threatened to do if we go forward with our transaction. I hope you will keep this distinction clearly in mind as I discuss the next issue on which you have asked for comments: the strategic responses that might be engendered by another major rail consolidation.

III.     The Speculation Regarding Strategic Responses to the BNSF/CN

         You have noted the great deal of speculation regarding other railroads' strategic responses to the BNSF/CN combination. You have asked that statements address this speculation, and I will now do so.

          A. The BNSF/CN Combination Will Not Require Any Strategic Response That Is Contrary To The Public Interest.

         Those railroads seeking a moratorium on progress contend that the only strategic responses they could make would be mergers among themselves - mergers that, they complain, would be inefficient, in the sense that the merged railroad would be less efficient at serving their customers. These complaints might mean two things: first, that the mergers would be inherently inefficient, and second, that the mergers would encounter severe service disruptions during implementation. I will temporarily hold off discussing the second of these - the issue of severe transitional service disruptions - until later in these remarks, when I propose refinements to the public interest standard that would appropriately respond to both shipper concerns and the unfortunate experience that followed some recent mergers.

         Let me now address the first complaint. The fallacy in that complaint - that these railroads will be forced into inherently inefficient mergers - is obvious. It is simply untrue that railroads can ever be forced into inefficient transactions, except perhaps when management ego prevails over good sense. I cannot fathom any other reason for management to engage in such a transaction, and I cannot see any reason whatsoever for shareholders to agree. But even if they did, they would still have to apply to this Board for permission. And I don't think that there is any serious question as to what this Board would do if faced with a request to approve an inefficient merger. You would withhold approval, or you would impose appropriate conditions to address the proposed merger's deficiencies.

         That is why we believe that the potential for hypothetical, inefficient transactions is no reason for the Board to delay consideration of the BNSF/CN transaction. If an inefficient or ill-considered transaction is proposed, that is the time to address it. This Board is fully capable of dealing with inefficient proposals when and if they are made. You do not have to trouble yourselves pondering hypotheticals when you can address the facts if and when they arise.

         Indeed, these railroads' claimed need to merge is particularly ironic in the context of this proceeding, which you have convened to hear shipper concerns about the effect of rail mergers on service. Just when our industry should be most concerned with satisfying the needs of our shippers, these other railroads seem to be telling you that they are prepared to enter into merger agreements that would likely disrupt shipper service. No wonder shippers are so concerned about the service they would receive from these other railroads if they were to merge again! Obviously, your task as regulators will be to separate customer-driven transactions such as the BNSF/CN combination, which are likely to improve shipper service, from mergers that are likely to disrupt service. I will address that task in detail when I propose refinements to the public interest inquiry later in this statement.

          B. The BNSF/CN Combination Will Not Require The Development Of Two East-West Transcontinental U.S. Railways

         Because you make the final decision, there is no reason to expect that any transaction that would harm the public interest would ever get past your review. Nonetheless, I feel compelled to address one of the most common arguments we have heard for a moratorium on mergers. This is the argument that our transaction will lead inevitably to the creation of two east-west U.S. railroads. I will address your question regarding future industry structure at greater length later, but let me touch on it here in the context of the strategic responses that other railroads may take to our combination.

         Absolutely nothing about our transaction requires the structure of the industry to settle into only two transcontinental North American railroads, or even to change from the current structure of two major western and two major eastern roads in the United States. This is not to say, of course, that some railroad's management might not be looking for an excuse to escape that railroad's own service problems by pursuing another deal. Nor does it mean that a beneficial consolidation proposal might not appear in the future once the rest of the industry's service issues are under control. But if such a deal is proposed, the marginal impacts of our transaction will not determine whether that deal is or it is not consistent with the public interest.

         The Board has ordered us to address these kinds of downstream effects in our control application, and we will do so. We will show that our combination should not have any serious impact on rational decisions about any potential east-west combinations. This is primarily because the efficiencies of a BNSF/CN combination arise predominantly in the form of better services on north-south routes for the international market. This is where the growth is for rail services and we are pursuing that market. Thus, we can imagine that CP might want to emulate our NAFTA strategy by partnering even more closely with UP. But better service for this market will not be satisfied by an east-west transcontinental railroad in the U.S.

         To be sure, our combination does enhance east-west capacity, but these benefits are far more limited than our north-south benefits. Thus, while our combination will also benefit competition in the few U.S. markets already served by CN or BNSF east of the Mississippi, the traffic at issue there is but a small part of the total served by CSX and NS. Our enhanced competition will pose no threat to their survival and is not a reason for them to pursue (or this Board to approve) a transaction that was not otherwise meritorious or timely.

         In the end, our transaction will neither require inefficient transactions nor preclude efficient transactions. Since that is the case, our transaction is in this respect clearly consistent with the public interest. Nothing bad in terms of downsteam effects will result from a BNSF/CN combination and nothing good will be precluded.

         While our competitors claim that they will be forced to merge because of the BNSF/CN combination, others have suggested that a two major railroad structure is inevitable for North America. As I will discuss at greater length later, that may or may not be true. But if that structure is inevitable, then our competitors are certainly wrong about the effect of our combination on their strategic choices; our actions cannot determine what is already inevitable. Again, there is no reason for you to let concern for a hypothetical two-railroad structure delay consideration of the BNSF/CN transaction.

          C. Even If The BNSF/CN Transaction Might Lead Other Railroads To Consider New Transactions, Whether They Should Proceed Is Ultimately A Question About Those Transactions And Not Ours.

         In the end, the question about our transaction is whether it is in the public interest. This Board would be abandoning its Congressional charter and its duty to the public if it were to let its judgment of our transaction be influenced by other railroads' threats to undertake transactions that would harm the public interest. Just as we accept having our transaction judged by its likely effects, including its real downstream effects, other transactions should be judged by their effects. Our good actions cannot, as a matter of fact or logic, ultimately be the cause of bad actions by others. Only they can take those actions and only if you permit them.

IV.      The Future Regulation and Structure of The North American Rail Industry

         That brings me to the forward-looking questions on which your notice asked for comments. What future consolidations might our industry see? Could they result in two North American railroad systems? And what should your future regulatory orientation be? These are legitimate questions, even if our competitors have raised many of them at this time to serve their anti-competitive purposes.

          A. The Future Regulation of The Industry Requires More Emphasis on Service In Control Proceedings

         Let me begin with the last of these questions. What changes should there be in the way that the industry is regulated?

         On the most basic level, you should not change the formula that has brought the railroad industry from the edge of disaster to the threshold of success as a service-oriented industry. That formula permits the market to function except when it must be curbed to prevent anti-competitive results or harm to safety, the environment, or employees. It is up to the market participants to propose transactions for your regulatory review, which either denies the proposal or accepts it, with or without conditions. This has allowed our industry to undergo its economic transformation over the past twenty years.

         There are those who will claim that the current service problems of some railroads warrant the reinstitution, either directly or indirectly, of an uneconomic approach to regulation, particularly with regard to price. My view is that the scope and nature of direct price regulation, (or indirect price regulation through the delineation of access prices) is always a legitimate topic for debate. That debate, however, has nothing to do with the quality of railroad service that follows approval of a control transaction. Prices, including access prices (and that is what the "access" debate is ultimately all about), are another subject altogether. We are ready to join the access debate, but so long as the Board remains determined to preclude any reduction in competition through consolidation, resolution of that debate should not be a prerequisite for determining the public interest in our transaction or any other. There is simply no legitimate connection.

         The service issue is directly related to the implementation of proposed combinations, and it is important enough to deserve direct treatment within the public interest standard. Accordingly, we think that it is time to refine the public interest to respond to shipper concerns about severe post-merger service disruptions. We need to raise the bar to assure that transactions achieve the service results that applicants promise.

         Congress recently ratified the public interest standard when it reviewed the regulatory regime in 1995. Congress has not wavered from the public interest standard, and neither should you. At the same time, however, you should use the discretion that Congress has given you under the public interest rubric to insure that a railroad's desire to grow and improve does not exceed it capacity to deliver.

         Just as you have integrated the review of safety and environmental issues into the control case review process, you should now integrate the service issue into that process. You should not let the industry's great progress be further tarnished by service problems like those that followed UP/SP and Conrail/CSX/NS transactions. Rather, you should sharpen the public interest inquiry to address the shipper concerns that you have convened this proceeding to hear - concerns that future combinations could also bring service disruptions.

         As I've said, we at CN have heard the same concerns from our shippers and have responded with the service guarantees for the BNSF/CN combination. To continue to be effective, your inquiry in control proceedings should likewise be responsive to the general concerns that the shipping public has developed. In your public interest inquiry, you should make a realistic determination as to whether a proposed rail consolidation is likely to fulfill its potential by delivering the anticipated efficiencies, or betray its promise by causing service disruptions.

         To be fair, a sharpened inquiry into post-merger service has to take account of the totality of shippers' recent experiences with rail consolidations. Those railroads that advocate a moratorium on progress do not present a completely fair picture. They suggest that the recent history of major rail transactions demonstrates that service disruptions must occur, or are even likely to occur, but that portrayal is simply wrong. Service disruptions did follow the recent UP/SP and Conrail/CSX/NS control transactions, but most others since the Staggers Act encountered no substantial customer service difficulties. I am proud that the CN/IC combination is in this successful category.

         You should weigh the uneventful implementation of CN/IC and other successful transactions as heavily as the disruptions that followed UP/SP and Conrail/CSX/NS, each of which involved quite singular features not part of the BNSF/CN combination. From this perspective, you can understand why we are so confident that the BNSF/CN transaction is one that we can successfully implement and why we can seriously guarantee that our transaction will not lessen service from pre-merger levels.

         It certainly appears that the shipping public can take such a balanced perspective. As I've mentioned, CN's review of shipper letters advocating caution towards future rail consolidations reveals that the vast majority complain about service following the UP/SP and Conrail/CSX/NS control transactions. Their fears are rooted in the past bad experience they had or they heard that others had with those transactions: they are predominantly concerned with the service of the railroads involved in those particular transactions, and with the risk that service would again deteriorate if those railroads were to engage in further mergers.

         B.  Four Factors To Guide Service Determinations in Control Proceedings

         Thus, the real challenge in sharpening your inquiry regarding post-merger service lies in separating the wheat from the chaff. The established public interest standard allows you to inquire into whether the particular railroads proposing to combine have the ability and wherewithal to provide good service to their shippers. Just as you have been able to take a case-by-case look at the competitive impacts of proposed consolidations in the past, you are fully equipped to take the same differentiating approach towards the potential for future service problems.

         I propose that the following four factors guide your public interest inquiry into the potential for post-merger service problems. First, you should ask whether the railroads proposing to combine are still suffering from any problems associated with their earlier consolidations. We will be addressing that factor in our control application. We will demonstrate that both the CN/IC and BN/SF transactions have now been successfully implemented. Indeed, the CN/IC merger has already yielded significant improvements in CN's service. For example, comparing 1998 to the second half of 1999, CN has increased car velocity by an estimated 10% - 12%. While making these improvements, we have maintained our safe operating record by following the Safety Integration Plan ("SIP") that we developed with FRA during the control proceedings.

         We should not be alone in demonstrating our capacity to implement our proposed combination. You should require the same from all future applicants. This kind of frank examination of past problems will help avoid problems in the future, while also allowing proper combinations to be consummated in an expeditious fashion.

         Second, you should ask whether the proposed transaction is more like the past consolidations that have yielded efficiencies without service disruptions, or is it more like past problematic transactions? This is another factor we will be addressing in our control application. We will demonstrate that the BNSF/CN combination shares many of the attributes of the more successful mergers. For example, the BNSF/CN combination is the same kind of relatively uncomplicated end-to-end transaction as was CN/IC. That was not the nature of either UP/SP or Conrail/CSX/NS. Similarly, our application will discuss the similarities of the information technology platforms of CN and BNSF. And we will also discuss the fact that we will neither be displacing key operating personnel nor making pervasive "day one" cut-overs of all activities. The division of Conrail entailed both.

         The problems of the past have provided the entire industry with important lessons about how to avoid service disruptions. In all future control proceedings, you should assure yourselves that those lessons have been taken to heart before you approve the proposed transaction.

         Third, you should ask whether the combining railroads are committed to service guarantees that will insure that pre-merger service levels are maintained or improved. As your hearing notice mentions, Representative Oberstar has written you about rail mergers, and one of the things he said was that "shippers are entitled to more assurance than they have received previously that these mergers will make service better, not worse." I agree, and CN and BNSF are willing to set a new standard for the industry by guaranteeing service levels for our shippers.

         This is something that should not be limited to only those shippers served by BNSF/CN. No shipper should have to bear the risk that a combination might lead to costly and disruptive service interruptions. Instead, it is the combining railroads that should financially bear the risk. They are in the best position to realistically assess that risk, and by bearing it, they will also have the financial incentive to insure that service is not disrupted. This is the kind of market-based solution that all shippers want and need, and you should ask whether there is any good reason it is not in place before approving any further combinations.

         Fourth, you should determine whether the proponents of a transaction have the financial wherewithal to overcome readily any service obstacles that may appear unexpectedly after a transaction. Our debt free, cost reducing BNSF/CN transaction will generate cash flows that will augment our current ability to respond to service difficulties. Future applicants should likewise be prepared to demonstrate that their cash flows and debt levels will permit them to respond with alacrity to any service problems that require additional financial resources.

         These four factors are all refinements of the traditional public interest inquiry that you have applied in the past. They all raise the bar to future transactions. Yet, some will undoubtedly ask: if the Board was unable to spot the service issues that ultimately plagued UP, CSX and NS, why should it be able to do so in the future? The short answer is that the issue was never very seriously on the table in past cases. In the Conrail division, service was addressed but it was not the main issue; and it was hardly addressed at all in UP/SP, where other issues occupied the attention of opponents.

         It is unrealistic to expect that such a relatively low level of attention to service will again be seen in control cases. This is one of the reasons we want to get to a hearing on the merits in our case. We would like to hear whether our colleagues in the industry, and our customers, have ideas that we have not yet contemplated about how to improve post-transaction service. Certainly, they have had experience with problems that we have not. And we would appreciate their comments and guidance. This will not come, however, until the opponent railroads abandon (or are forced to abandon) the notion that they can persuade you to deny us a prompt and fair hearing and decision on the merits of our combination.

         Raising the service bar and applying it case by case contrasts greatly
- and, to my mind, favorably - with the undifferentiating approach that the delay proponents are advocating. A moratorium provides no answer to the essential questions shippers have about whether any particular combination is likely to encounter significant service disruptions. And the four factors I propose make delay unnecessary, because all applicants can address these matters in their initial applications, as BNSF and CN will be doing. If the Board decides that it needs more evidence, after the initial development of the record
- by both the applicants and the interested parties, who can introduce their own evidence - the Board can cure the deficiency through either supplemental filings (such as NS and CSX were required to file in CSX/NS, and UP was required to file in UP/CNW) or rebuttal filings.

         Moreover, a moratorium would threaten the consistency, stability and predictability that the market derives from having settled rules. There was no moratorium on further combinations when BNSF and CN agreed to their transaction in December of 1999. To the contrary, only the month before, the Board terminated a rulemaking proceeding "relating to new procedures for rail acquisitions, mergers and consolidations," announcing that it would "continue the case-by-case approach under which, as respects any particular major transaction, we can adopt a procedural schedule best suited to the full and fair development of the record for that transaction."(1) With that long-standing regulatory structure in mind, we negotiated the terms of the consolidation, initiated the SEC/proxy solicitation process, began Canadian proceedings, and undertook the Board's control application process, including detailed implementation planning.
----------
(1)  Opinion in Ex Parte No. 282 (Sub-No. 19), 1999 WL 1069105 (served
November 24, 1999).


         Thus, a moratorium would mean more than just the irretrievable loss of public benefits amounting to tens of millions of dollars per month. It would also disrupt the market's belief that it is operating with justifiable reliance on the clear directions of the Board. A moratorium would instead suggest that capital market participants who choose to invest in rail are buying into a regulatory process that might change the rules midway down the very expensive path to a sound combination. This result would be fundamentally inconsistent with Congress' goal of expediting the review of Class I control transactions. Congress emphasized expedition in the National Rail Policy and when it created the Board in the ICC Termination Act of 1995, and it has never provided the Board with express moratorium authority.

         In short, there is no reason for delay. We urge you to develop a record and make a decision based on the facts, including facts bearing on the likelihood of implementation without severe service disruptions. Delay would be contrary to "the expeditious handling and resolution of all proceedings" that Congress required in the Rail Transportation Policy. Just as there is no reason for you to now disregard your past success in administering the public interest standard, there is also no reason for you to compromise the right to a prompt, fair hearing and decision that Congress has granted railroads seeking permission to combine. More time would only be necessary if the Board were to take up the invitation of railroads such as UP to engage, once again, in the outdated exercise of government planning that Congress has repeatedly rejected.(2)
----------
(2) Imitation is the sincerest form of flattery; so, let me flatter UP here by noting that much of the modern drive to shorten merger proceedings came from UP. UP became the arch opponent of the government planning approach to mergers after the disastrous spectacle of the Rock Island case, which taught forever that intrusive agency planning takes too long and is an enormous waste of resources and that such central planning, in the absence of a total market failure, never produces results any better than what the market produces on its own.

     More recently, UP made a persuasive and successful argument in its CNW control case that claims by the financially precarious SP that the CNW merger should be put off until the Board had studied the future structure of the industry, including the proposed BN/SF combination, should be denied because delay would contravene the Rail Transportation Policy"s mandate that the Board "minimize the need for Federal regulatory control over the rail transportation system." That argument is equally persuasive here, and I have attached it for your convenience.

         C. The Future Structure And Financial Condition of The North American Rail Industry

         Finally, there are a few things I would like to say about the future structure of the North American rail industry and its future financial condition. There is a great deal of risk associated with this kind of exercise in predicting the future. Nonetheless, as long as the touchstone for our predictions remain the public interest standard and not the parochial interests of one or another group of competitor railroads, the predictions that emerge will have a proper grounding in the process that Congress has required for rail consolidations.

         I believe that there is a definable public interest here, one that is easy to see in light of your past regulatory progress. The market-based regulation of the past two decades has prompted the North American rail industry to rationalize a patchwork of smaller lines into a much more efficient rail network. Likewise, the future structure of the industry should also realize the efficient use of resources. Market-based regulation has harnessed the power of competition to create the efficient rail network of today, eschewing central planning as anachronistic and perilous. Likewise, the future structure of the industry should also be characterized by vigorous competition.

         At the same time, however, the efficient rationalization of redundant rail assets has largely been realized. That is why I believe that we are now best served by refining the public interest inquiry with a renewed emphasis on improved customer service. This is the essential focus if rail transportation is to be more competitive with the other modes that also serve the "just in time" needs of the modern commercial world.

         Attention to customer service will ensure the legacy of a twenty-year struggle to make the industry efficient enough to survive. However, the service mandate does not detail any particular industry structure. It is of course possible that two major North American railroads will emerge, but that possibility is not a certainty nor even a probability. Nor is there any reason to believe that the industry structure will ever become static. My belief is that the railroad industry will continue its long history of changing along with the economy at large. That is the only way rail can remain a competitive mode.

         In recent years, we have seen the rail industry change dramatically with the economy. For example, short lines have re-emerged as an important rail sector. Similarly, NAFTA has increased the importance of improved north-south routes, which was one of the factors behind the Board's approval of the CN/IC combination last year. Other new forms of competition will undoubtedly emerge to meet future market needs. Similarly, new capabilities may emerge that will allow old structures to become effective in ways that are not yet possible.

         I do not mean to imply by this that two North American railroad systems would necessarily be a detriment to the public interest. As your hearing notice states, the United States already has two dominant eastern railroads and two dominant western ones. When you addressed the two-railroad structure in your UP/SP and Conrail/CSX/NS decisions, you found that the conditions of the industry rendered a two-railroad structure both viable and competitive. Your logic in these decisions suggests that having two transcontinental U.S. railroads would not be an inherently anti-competitive structure. Indeed, in Canada we have long had two transcontinental railroads, and they have a history of vigorously competing with each other.

         I hope that my attempt to provide these answers to your future-looking questions about industry structure does not blunt my overall points: all of these issues are the proper province of your case-by-case public interest inquiry. Whether the precedents I have discussed will hold in any particular case is a matter of the public interest calculus to be applied in each particular case.

         Indeed, the case-by-case approach to the public interest inquiry places the proper high level of trust in the two main forces that will continue to shape the industry in the future as they have done in the past - the market and the regulators. I believe that these two forces will lead to the right decision about whether the two transcontinental road structure serves the interests of the industry and the public interest. The marketplace and the regulators will only be able to do so, however, when the actual merger proposals are made, and not before. There is no need for speculative hypotheses when the facts at the time when a concrete transaction is presented will decide the public interest question.

         We can trust the market's case-by-case approach to the move towards efficiency. Management and shareholders make decisions one case at a time, and they don't enter into major transactions and suffer the costs of a year or more of regulatory review unless they think they are going to make a better company. If there are predictable and unresolvable problems with execution or integration, they won't enter into the transaction. There would simply be too many risks and too many costs.

         On this score, I think we are safe in assuming that the marketplace will provide the best answer to the questions you asked about the future financial condition of the railroad industry, and whether it will have the necessary infrastructure, capacity and configuration to meet expected demands. As you know, we need more capital per dollar of revenue than most industries. Right now, we at CN have plenty of capacity, but as we grow, we need to be sure that the markets will respond to agreed to expanded capacity. If you continue to assure the railroads an economically rational and predictable system of regulation and an opportunity to have a competitive return on capital, then we and the rest of the railroad industry will be able to attract the capital needed to maintain our financial condition and expand our infrastructure to meet demand. Railroads will not be able to do so, however, if you let protectionist politics disrupt the forces of the marketplace or change the regulatory ground rules on which the market predicates its decisions. That was the compelling lesson of the pre-Staggers Act era.

         The question of the financial stability of the industry has come up a lot recently in commentary on these hearings. Let me address that issue directly. First, I must note that while stock prices for some carriers are at the lowest point in many years, there is no carrier that is threatened with collapse or otherwise so financially weak that the travails of its shareholders pose a risk to the public interest.

         Second, the one thing that we have learned over and over again in market economies is that capital requirements are met where there is adequate demand for that capital and there is no threat that the government will seek to regulate the financial success of industry participants directly. By contrast, when the government starts to handicap the market, picking winners and losers, we know that we are going to get into trouble.

         Third, this Board has made it possible to attract capital to our industry despite below market returns because investors have been assured 1) that if market demand is consistent with their expectations and the companies execute well, they would eventually get their returns and 2) that the Board would not intervene in the market except to protect the public from the consequences of transactions that would be adverse to safety, the environment or competition and other public interests.

         Now we are hearing arguments for market intervention in the form of a merger moratorium that would be designed to protect particular companies rather than the environment for long term capital formation. That sort of intervention would tell investors that they cannot rely on the returns warranted by competitive success. Investors would find that regulation had become entirely unpredictable to them, because it would not stem from economic principles but from transitory circumstances of companies favored by the regulation.

         Thus, the arguments for circumstantial intervention in the markets are a sure formula for dramatically reducing the industry's capacity to attract capital. Investors will not risk capital if they feel that the successes of the companies they invest in will be curtailed to protect competitors. They can instead invest in the many other industries where vigorous competition is rewarded and not punished. So, if you want adequate capital in this industry, you should stick to your proven formula of letting markets work, stepping in only when market failures pose a real and lasting threat to the long term public interest.

         We can trust the market to decide when and if a transcontinental consolidation proposal should be made. So long as we stick to a case-by-case approach to consolidations that takes into account all of the real consequences for transactions, we can also trust this Board to undertake a rigorous public interest review of any such proposal. The Congressional mandate is clear; and I believe that the Board has followed it faithfully in the past and will continue to do so in the future. In this way, the Board is like the shareholders and companies: if there are predictable and unresolvable problems with a consolidation, the Board won't allow it to go forward.

V.       Conclusion

         The Board is the steward of the public interest. Over the past twenty years, the public interest inquiry has allowed the railroad industry to remake itself from a balkanized patchwork into a more efficient network. We must continue to enhance that network whenever possible. The Board should preserve the opportunity for progress by 1) denying calls for a moratorium on consolidation proposals and 2) by promptly addressing each new proposal on its own merits in a public interest inquiry shaped to focus more explicitly on post-merger shipper service.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC Website, www.sec.gov, or the website of the Canadian Securities Administration, www.sedar.com. Other filings made by CN on forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.